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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March 2000


                     Sapiens International Corporation N.V.
                (translation of registrant's name into English)


                              c/o Landhuis Joonchi
                          Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                         Curacao, Netherlands Antilles
                               (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F  X  Form 40-F
                                     ---           ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                  Yes     No  X
                                      ---    ---


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March 30, 2000



The Nasdaq Stock Market
1735 K Street, N.W.
Washington, DC 20006
USA


Dear Sirs:

Enclosed please find the following press releases filed herewith under cover of Form 6-K (one manually signed and two conformed copies) for Sapiens International Corporation N.V.

KPMG and Sapiens Sign Broad Partnership Agreement

J.D. Williams Progress e-Business Initiatives with Sapiens eMerge

Sapiens and Idor Sign Strategic Agreement

Sapiens Joins Leading Finance and Insurance Companies to Create e-Business Forum

Bosch and Sapiens Sign Euro Transition Project Agreement

Air France Awards Sapiens Euro Conversion Project

These documents have been filed simultaneously with the Securities and Exchange Commission.


Respectfully,


/s/ Steve Kronengold/AG
--------------------------
Steve Kronengold
General Counsel


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                        Sapiens International Corporation N.V.
                                                    (Registrant)




Date: March 30, 2000                    By:  /s/ Steve Kronengold/AG
                                            ------------------------------------
                                            Steve Kronengold
                                            General Counsel